           File No. 70-8803

CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES Energy, Inc.




     In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the third quarter of fiscal year 2001:


     1.NEES Energy, Inc. (NEES Energy), a Massachusetts Corporation, was formed on June 14, 1996. The corporation was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES). On March 22, 2000 NEES was acquired by National Grid Group plc, and renamed National Grid USA. In conjunction with the merger, the Company's accounting year changed from a calendar year to a fiscal year beginning April 1 and ending March 31.


     2.In connection with the merger of NEES and National Grid Group plc, as of March 22, 2000, the estimated fair value of AllEnergy Marketing Co., LLC (a wholly owned subsidiary of NEES Energy, Inc.) was recorded as an asset held for sale. This estimate changed during the quarter due to intercompany borrowings and repayments. Also, the estimate was revised to reflect the net realizable value of the company as well as estimated operating losses incurred during the holding period.


     3.As of December 31, 2000, National Grid USA had purchased 1,000 shares of NEES Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $78,506,000 and $10,655,000, respectively.


     4.As of December 31, 2000, NEES Energy had no permanent personnel and during the third quarter of fiscal year 2001 there were no individuals assigned on a substantially full- time basis.


     5.During the third quarter of fiscal year 2001, NEES Energy had no kilowatt hours sold or marketed.


     6.Attached in Exhibits A through C are a consolidated balance sheet as of December 31, 2000, consolidated income statements and statements of cash flows for the quarter, nine months and twelve months ended December 31, 2000.

     7.As of December 31, 2000, AllEnergy Marketing Company, LLC had sold its two wholly owned subsidiaries (Texas Liquids, LLC and Texas Ohio Gas Inc.) and virtually all of its operating divisions to unaffiliated third parties. It is anticipated that all remaining business activities will be resolved during the first quarter of calendar year 2001.

     8.Effective with the purchase of NEES by National Grid, goodwill was allocated, on a preliminary basis, to the Company to reflect the anticipated loss on the disposal of AllEnergy Marketing Company. In December 2000, that goodwill and the associated amortization was reallocated to other subsidiaries of National Grid USA.


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                  NEES Energy, Inc.

                              By: s/ John G. Cochrane
                                 ___________________________
                                  John G. Cochrane
                                  President and Treasurer


Date: February 28, 2001